SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: March 5, 2008

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: +(86) 519-8548-6752 (Changzhou)	Phone: +(1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: +(86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: +(1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces Fourth Quarter and Fiscal Year 2007 Results

Changzhou, China – March 4, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced its financial results for the fourth quarter and fiscal year 2007.

Fourth Quarter 2007 Highlights

•	Total net revenues increased 22.8% sequentially and 161.6% year-over-year to $101.4 million

•	Gross profit increased 66.3% sequentially and 205.7% year-over-year to $27.6 million

•	Net income increased 116.8% sequentially and 242.2% year-over-year to $15.7 million

•	Solar module shipments increased 13.0% to 23.91 MW from 21.15 MW in the third quarter of 2007 and 166.3% from 8.98 MW in the fourth quarter of 2006

“We are extremely pleased with our results in the quarter to cap a year of many important achievements. We met or exceeded our annual 2007 targets for product shipment, revenue and net income, as the benefits of our fully integrated business model increased our bottom line,” said Trina Solar’s Chairman and CEO, Jifan Gao. “During the quarter we have tripled our in-house cell production to meet our integrated capacity expansion targets and reached historical highs in our in-house cell and module efficiencies, which combined drove significant margin expansion. In 2008, we continue to focus efforts to lower our module manufacturing costs through constant improvements in cell efficiencies, wafer thickness reduction, and manufacturing process innovation as we increase our production capacity and execute on our technology roadmap. These developments are central to our three core long-term strategies: developing a strong brand in the marketplace, investing continuously in our technology platform and ensuring our low cost position through our vertically integrated model.”

During the quarter, the Company achieved the following milestones:

•	Expanded capacity to 150MW for each of ingot, wafer, cell and module production

•	Successfully ramped four new cell production lines (No. 3, 4, 5, and 6)

•	Increased in-house cell processing proportion from 25% to over 75%

•	Launched commercial production of multicrystalline ingots of up to 420 kg in size

•	Commenced commercial production of 220-watt multicrystalline modules, based on self-produced 156mm-sized cells

•	Realized in-house cell efficiency rates of up to 17.0% for monocrystalline-based cells and up to 15.6% for multicrystalline-based cells

•	Furthered the Company’s brand recognition and market share by further developing sales channels in developing solar markets, including the Netherlands, Belgium, France, Greece, and Korea.

The geographic breakdown of the Company’s sales for the fourth quarter was approximately 56% Spain, 7% Germany, and 16% Italy, thus bringing our full year 2007 geographic breakdown to approximately 34% Germany, 41% Spain, and 19% Italy.

Fourth quarter 2007 Results

Trina Solar’s net revenues in the fourth quarter of 2007 were $101.4 million, an increase of 22.8% sequentially and 161.6% year-over-year. Total shipments increased to 23.91 MW, up from 21.15 MW in the third quarter of 2007 and 8.98 MW in the fourth quarter of 2006.

Cost of revenues in the fourth quarter of 2007 was $73.8 million, an increase of 11.8% sequentially and 148.1% year-over-year due to growth of Trina Solar’s solar module business.

Gross profit in the fourth quarter of 2007 was $27.6 million, an increase of 66.3% sequentially and 205.7% year-over-year. Gross margin was 27.2% in the fourth quarter of 2007, an increase from 20.1% in the third quarter of 2007 and 23.3% in the fourth quarter of 2006. The sequential and year-over-year increases in gross margin were primarily due to higher module ASP and manufacturing benefits from increased vertical integration.

Operating expenses in the fourth quarter of 2007 were $11.4 million, an increase of 15.8% sequentially and 259.0% year-over-year. The Company’s operating expenses were 11.2% of its fourth quarter net revenues, a decrease from 11.9% in the third quarter of 2007 and an increase from 8.2% in the fourth quarter of 2006. The year-over-year increase was primarily due to higher general and administrative (“G&A”) expenses and sales and marketing expenses to support the rapid growth of the Company’s business. The G&A expense was 6.4% of its fourth quarter revenues, a sequential decrease from 7.2% and an increase from 5.3% in the fourth quarter of 2006. The sequential decrease was due to measures taken by the Company for expense-control while the year-over-year increase was to support the rapid growth of the Company’s business. Operating expenses in the fourth quarter of 2007 included approximately $736,000 of share-based compensation expenses.

Operating income in the fourth quarter of 2007 was $16.2 million, an increase of 139.5% sequentially and 177.0% year-over-year. Operating margin was 16.0% in the fourth quarter of 2007, compared to 8.2% in the third quarter of 2007 and 15.1% in the fourth quarter of 2006. The sequential and year-over-year increases in operating margin were due to higher module ASP and manufacturing benefits from increased vertical integration.

Interest expense in the fourth quarter of 2007 was $2.6 million, compared to $2.1 million in the third quarter of 2007 and $1.1 million in the fourth quarter of 2006. The sequential and year-over-year increase were due to additional bank borrowings compared to the third quarter of 2007 and the fourth quarter of 2006 to secure additional silicon materials. Interest Income was $2.4 million in the fourth quarter, compared to $1.5 million in the third quarter and $0.1 million in the fourth quarter of 2006.

The Company recorded an income tax benefit mainly due to tax refund received in the fourth quarter of 2007 relating to the purchase of domestically manufactured equipment.

Net income from continuing operations was $15.5 million in the fourth quarter of 2007, an increase of 119.7% sequentially and 253.8% year-over-year.

Net income was $15.7 million in the fourth quarter of 2007, an increase of 116.8% sequentially and 242.2% year-over-year. Net margin was 15.5% in the fourth quarter of 2007, compared to 8.8% in the third quarter of 2007 and 11.8% in the fourth quarter of 2006. Earnings per ADS in the quarter were $0.62 per fully diluted ADS, up 116.2% sequentially and 124.3% over the fourth quarter of 2006.

Full Year 2007 Results

For the full year 2007, net revenues were $301.8 million, up 163.6% from $114.5 million in 2006. Gross profit for the full year 2007 was $67.9 million, an increase of 126.0% from $30.0 million in 2006. Gross margin was 22.5% in 2007, compared to 26.2% in 2006. Operating income for the full year 2007 was $36.3 million, up 114.4% from $16.9 million in 2006. Operating margin was 12.0% in 2007, compared to 14.8% in 2006. The decline in operating margin in 2007 was primarily due to the lower gross margin in 2007 as a result of lower ASP and higher polysilicon prices. Net income from continuing operations for the full year 2007 was $34.5 million, an increase of 161.9% from 2006, and was due primarily to the growth in sales of the Company’s solar module products. Net income for the full year 2007 was $34.9 million, an increase of 180.8% from 2006. Net margin was 11.6% in 2007, compared to 10.8% in 2006. Earnings per ADS for the full year 2007 were $1.47 per fully diluted ADS.

The Company’s 4Q and 2007 financial statements are subject to change based on the Company completing its computation of the fair value of foreign exchange derivatives embedded in two of its material long-term silicon supply contracts. Such contracts provide that the purchase price of the silicon to be acquired is denominated in U.S. Dollars, which is not the functional currency of either of the contracting parties. Given the continued strengthening of the RMB against the USD, the Company believes that the ultimate impact would increase the earnings for both 4Q and fiscal 2007. The impact, if material, will be recorded as “Exchange Gain”, a non-operating item, in the consolidated income statement.

Financial Condition

As of December 31, 2007, the Company had $59.7 million in cash and cash equivalents, which excludes the Company’s restricted cash balance of $103.4 million. The Company’s working capital balance was $121.9 million. Total bank borrowings stood at $171.8 million, of which $8.2 million were long term borrowings. Shareholders’ equity was $366.6 million, up from $345.5 million at the end of the third quarter 2007.

Operations Outlook for 2008

Presales and Production

As of this date, the Company has contracted 100% and 85% of its first and second half 2008 targeted module production, respectively, representing approximately 90% of its targeted module production from 200MW to 210MW for 2008. The Company also plans to initiate sales in the United States this year, and is in the final process stage to receive its UL certifications. The Company anticipates its geographic breakdown of 2008 sales in its main markets to be approximately 34% Germany, 26% Spain, 18% Italy, 10% Benelux and 5% in the United States.

Silicon Feedstock

The Company has now secured over 80% of its estimated silicon feedstock requirements for 2008, an equivalent of approximately 170MW based on a module production target of 200-210MW of module output.

Capacity Expansion and Technology Roadmap

Trina Solar continues to be on target to meet its fully integrated capacity goal of 350 MW at end of 2008, and will add approximately 50MW of capacity in each quarter in ingot, wafer, cell, and module production value areas.

In the first quarter of 2008 the Company initiated commercial production of 180 micron monocrystalline wafers and cells from a current thickness of 200 microns and multicrystalline-based wafers of 200 microns from a current thickness of 220 microns. The Company expects to produce monocrystalline wafers of 160 microns and multicrystalline wafers of 180 microns by year end.

In 2008 the Company is developing second generation cell technologies to raise its monocrystalline and multicrystalline conversion efficiencies up to 17.5% and 16.0%, respectively. These improvements will result in our module products reaching output power up to 245 watts for monocrystalline and 230 watts for multicrystalline during 2008.

Module Cost Reduction

In the fourth quarter of 2007 the Company’s manufacturing cost per watt excluding polysilicon was approximately $1.28 for combined ingot, wafer, cell, and module production. By fourth quarter 2008, we are targeting cost reduction of approximately 18% to reduce these costs to approximately $1.05 per watt. Driven by our technology development, transfer, and manufacturing process improvements, anticipated cost reductions will result from cell conversion improvements, wafer and cell breakage reduction, and production scale advantages.

Polysilicon Project Update

With goals to secure visibility on supply, price, and quality of up to 50% of its long-term polysilicon requirements, the Company is advancing project planning and financing to build and operate a multi-phased polysilicon production facility announced in the fourth quarter of 2007. We are highly confident that the construction of a polysilicon facility is the appropriate strategic direction to enable our vertically integrated platform to drive the necessary cost reductions to secure a sustainable competitive advantage in the global PV module market space.

We have made good progress in several areas in regard to our silicon production project announced in the fourth quarter. In December we announced our strategic development agreement with the Lianyungang Municipality in China’s Jiangsu Province, which includes attractive government support in respect of land and electric power. We have also advanced negotiations for long lead time equipment and engineering procurement contractor (EPC) services. Additionally, we have well-progressed our technical and commercial due diligence work for a long term syndicate debt facility associated with the project.

First Quarter and Fiscal Year 2008 Guidance

For the first quarter of 2008, the Company expects to ship between 29 MW to 31 MW of PV modules and has expectations of total net revenues in the range of $112 million to $120 million. The Company believes gross margin for the first quarter will likely be between 23% and 25% and estimates operating margin to range between 13.5% to 15.5% of total net revenues.

For the full year of 2008 the Company expects total net revenues in the range of $770 million to $808 million, with PV module shipments between 200 MW to 210 MW. The Company is expecting gross margin for the year between 23% and 25% and believes operating margin will likely be in the range of 15% to 17% of total net revenues.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on March 4, 2008, to discuss the results for the quarter ended December 31, 2007. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Sean Shao, Chief Financial Officer, Sean Tzou, Chief Operating Officer, Terry Wang, Senior Vice President of Finance, Andy Klump, Vice President of Business Development, Arturo Herrero, Vice President of Sales and Marketing, and Thomas Young, Director of Investor Relations. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1(888) 552–2116. International callers should dial +1(706)645–9795. Callers in Southern China may also dial 1-0800.1300748. The conference ID for the call is 34931439.

If you are unable to participate in the call at this time, a replay will be available on March 4, at 11:00 a.m. ET, through March 11,at 10:00 a.m. ET. To access the replay, dial +1(800)642-1687 international callers should dial +1(706)645-9291 and enter the conference ID 34931439.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally- friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com .

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the

Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

Trina Solar Limited

Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$101,394	$38,766	$301,819	$114,500
Cost of revenues	73,796	29,740	233,905	84,450

Gross profit	27,598	9,026	67,914	30,050
Operating expenses
Selling expenses	3,860	927	11,019	2,571
General and administrative expenses	6,533	2,050	17,817	8,656
Research and development expenses	978	190	2,805	1,903

Total operating expenses	11,371	3,167	31,641	13,130

Operating income	16,227	5,859	36,273	16,920
Exchange gain or (loss)	(1,440)	—	(1,999)	—
Interest expenses	(2,636)	(1,069)	(7,551)	(2,137)
Interest income	2,362	122	4,810	261
Other income (expenses)	502	3	1,268	(82)

Income before income taxes	15,015	4,915	32,801	14,962
Income tax (expenses) benefit	509	(527)	1,707	(1,788)

Net income from continuing operations	15,524	4,388	34,508	13,174
Net income (loss) from discontinued operations	162	196	368	(753)

Net income	$15,686	$4,584	$34,876	$12,421

Earnings per ordinary share from continuing operations
Basic	0.006	0.003	0.015	0.010
Diluted	0.006	0.003	0.015	0.010
Earnings per ADS from continuing operations
Basic	0.622	0.271	1.475	0.978
Diluted	0.612	0.264	1.455	0.959
Earnings per ordinary share
Basic	0.006	0.003	0.015	0.009
Diluted	0.006	0.003	0.015	0.009
Earnings per ADS
Basic	0.628	0.283	1.490	0.922
Diluted	0.619	0.276	1.470	0.904
Weighted average ordinary shares outstanding
Basic	2,495,985,720	1,152,016,485	2,339,917,459	1,038,316,484
Diluted	2,535,166,603	1,181,277,275	2,371,963,822	1,058,483,593
Weighted average ADS outstanding
Basic	24,959,857	11,520,165	23,399,175	10,383,165
Diluted	25,351,666	11,812,773	23,719,638	10,584,836

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	December 31, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$59,696	$93,380
Restricted cash	103,375	5,004
Inventories	58,548	32,230
Accounts receivable, net	72,323	29,353
Other receivables	3,063	1,228
Advances to suppliers	43,567	34,606
Value-added tax recoverable	1,417	1,035
Deferred tax assets	380	613
Current assets of discontinued operations	33	353
Total current assets	342,402	197,802
Property, plant and equipment	197,124	51,419
Intangible assets, net	5,462	2,372
Advances to suppliers—long-term	53,737	—
Deferred tax assets	1,095	152

TOTAL ASSETS	$599,820	$251,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$163,563	$71,409
Accounts payable	42,691	9,147
Accrued expenses	10,255	5,029
Advances from customers	2,371	1,200
Income tax payable	1,406	850
Current liabilities to be disposed	199	434
Total current liabilities	220,485	88,069
Long-term bank borrowings	8,214	5,122
Accrued warranty costs	4,486	1,400
Total liabilities	233,185	94,591
Ordinary shares	26	21
Additional paid-in capital	304,878	139,671
Retained earnings	50,466	15,622
Other comprehensive income	11,265	1,840
Total shareholders’ equity	366,635	157,154

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$599,820	$251,745